EXHIBIT 23.1

CONSENT OF KPMG LLP

The Board of Directors and Stockholders
Pac-West Telecomm, Inc.

We hereby consent to the incorporation by reference into the Company's previously filed Registration Statements on Form S-8 (No. 333-103929) of our report dated February 24, 2003, with respect to the consolidated balance sheets of Pac-West Telecomm, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, as contained in the annual report on Form 10-K for the year 2002. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule for the year ended December 31, 2002 in the annual report on Form 10-K. Our report dated February 24, 2003, contains an explanatory paragraph describing the Company's change in accounting for goodwill and other intangibles assets.

San Francisco, California
March 31, 2003